Simpson Thacher & Bartlett llp
425 Lexington Avenue New York, N.Y. 10017-3954 (212) 455-2000
Facsimile (212) 455-2502
Direct Dial Number (212) 455-3066	E-Mail Address jmercado@stblaw.com
January 4, 2018

VIA EDGAR

Mr. Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction
Securities and Exchange Commission
 100 F Street, NE
Washington, DC 20549-7010

Re: Cementos Pacasmayo S.A.A.
Form 20-F for Fiscal Year Ended December 31, 2016
Filed April 28, 2017
File No. 1-35401
Dear Mr. O'Brien:
On behalf of Cementos Pacasmayo S.A.A. (the "Company" or "CPSAA"), we are writing to respond to the comments set forth in the comment letter dated December 19, 2017 (the "comment letter") received from the Staff (the "Staff") of the Office of Manufacturing and Construction relating to the above-referenced annual report on Form 20-F (the "Annual Report") of the Company originally submitted on April 28, 2017, pursuant to the U.S. Securities Act of 1934, as amended.
For convenience of reference, we have reproduced below in bold and italics the text of the comments of the Staff.  The responses and information set forth below are based upon information provided to us by the Company.
Form 20-F for Fiscal Year Ended December 31, 2016

Note 1 Corporate Information, page F-9

Question 1:

In order to better understand your determination that the net assets of Fosfatos del Pacifico S.A. ("Fosfatos") met the criteria in paragraph 12A of IFRS 5 to be classified as held for distribution as of December 31, 2016, please clarify the facts supporting your conclusion that the spin-off transaction was expected to result in a loss of control. We note from your disclosures on page 16 that you expected to maintain management of Fosfatos and FOSSAL S.A.A. ("FOSSAL") until it was able to retain separate management and operate independently. In this regard, please tell us specifically about the individual owners, indicating ownership percentages, before and after the transaction that had the power to govern the financial and operating policies of Fosfatos and FOSSAL, addressing:
●
your retained economic and/or voting interests after the spin-off. In this regard, we note your disclosures in Form 6-K filed as of November 3, 2017 that you received 9,148,373 investment shares in FOSSAL as a result of the spin-off;

●
whether you entered into a separate agreement to manage Fostafos and FOSSAL until it was able to retain separate management and operate independently. To the extent that such an agreement exists, describe the key terms and provisions that addressed the power to govern the financial and operating policies of Fostafos and FOSSAL; and

●	if applicable, the date when Fosfatos del Pacifico and FOSSAL retained separate management and began operating independently.

Responses:

(i) The Company respectfully informs the Staff that the spin-off was consummated in order to separate the cement operation and phosphate holdings into two independent public companies. To achieve this group reorganization a new company (FOSSAL) was incorporated and after the spin-off the shareholders of FOSSAL retained the same holding over Fosfatos del Pacífico S.A. ("Fosfatos") that they had through CPSAA.

To better explain the reorganization we present the following chart and tables:

Structure of the Group prior to and after consummation of the spin-off.

Percentage ownership of the shares of each of the Company, FOSSAL and Fosfatos as of February 28, 2017 and March 1, 2017.

	CPSAA
	Shareholders prior to spin-off February 28, 2017	Shareholders after the spin-off March 1, 2017
	%	%
Common shares
ASPI	50.01	50.01
American Depositary Receipt Program	17.35	17.35
Others (less than 5%)	32.64	32.64
Total	100.00	100.00
Investment shares (no voting rights)

Cementos Pacasmayo (treasury shares)	89.48	89.48
Others (less than 5%)	10.52	10.52
Total	100.00	100.00

	FOSSAL
	Shareholders prior to spin-off February 28, 2017	Shareholders after the spin-off March 1, 2017
	%	%
Common shares
ASPI	100.00	50.01
American Depositary Receipt Program	0	17.35
Others	0	32.64
Total	100.00	100.00

Investment shares (no voting rights)
Cementos Pasmayo (treasury shares), changed to Fossal shares	0	89.48
Others	0	10.52
Total	0	100.00

	Fosfatos
	Shareholders prior to spin-off February 28, 2017	Shareholders after the spin-off March 1, 2017
	%	%
Common shares
Cementos Pacasmayo	70.00	0
Fossal	0	70.00
MCA PHOSPHATES PTE. LTD	30.00	30.00
Total	100.00	100.00

As the information above illustrates, CPSAA was the principal owner of the equity shares of Fosfatos until February 28, 2017. Following consummation of the spin-off on March 1, 2017, the principal and controlling shareholder of Fosfatos became FOSSAL, and CPSAA no longer controls Fosfatos. CPSAA does not own common (voting) shares of FOSSAL. As a consequence of the spin-off, CPSAA received 89.48% of the non-voting investment shares of FOSSAL, which represents approximately 7.7% of economic rights of FOSSAL currently outstanding which the Company has determined is not a relevant ownership percentage.  No other agreements have been entered into between the Company and other companies that would provide additional economic benefits or risks.

(ii) In December 2013, CPSAA signed with Fosfatos, and with FOSSAL in August 2016, a General Management and Provision of Services agreement. The cost of each contract is assumed and paid by each company separately. After the spin-off, these two contracts remained in effect. As a consequence, CPSAA has been the general manager of Fosfatos and FOSSAL prior to and after the spin-off. According to the provisions of the contracts, the main services that CPSAA would provide are:

1.	Act as general manager services and,
2.	Provide back-office services such as legal, accounting and tax, information technology, and administrative, among others.

According to the contracts, all General Manager functions are to be defined within the framework of the decisions of shareholders' meetings of each of Fosfatos and FOSSAL, evidencing the independence that those companies have from CPSAA.

The Company analyzed the General Management and Provisions of Services agreements according to IFRS 10.B58 that states that an agent is a party primarily engaged to act on behalf and for the benefit of another party or parties (the principal(s)) and therefore does not control the investee when it exercises its decision-making authority. Thus, sometimes a principal's power may be held and exercisable by an agent, but on behalf of the principal. The Company concluded that CPSAA is acting as an agent of the shareholders of Fosfatos and FOSSAL, therefore CPSAA does not control either Fosfatos nor FOSSAL.

Finally, the Company is not authorized under any circumstances and has no discretion to modify the financial or operational policies of either Fosfatos or FOSSAL, an additional element that indicates that the Company does not exercise control over either entity.

(iii) As referred to in response (ii) above, neither Fosfatos nor FOSSAL has retained separate management at this time. Both entities continue to exist at a pre-operational stage and are expected to develop its management structure along with the overall business development.
Question 2:

Please tell us if you concluded that the spin-off transaction falls within the scope of IFRIC 17, and if not, the facts supporting your determination. If so, please tell us the date the distribution was no longer at your discretion and how you contemplated the fact that approval for this transaction was received in September of 2016 at the General Shareholders Meeting and whether a liability was recognized for the fair value of the assets to be distributed. Also tell us if a profit or loss was recognized upon settlement; and, if so, how you measured that amount.

Response: The Company respectfully advises the Staff that the spin-off transaction is not within the scope of IFRIC 17 because it complies with the criteria established in paragraph 5 that states the interpretation does not apply to a distribution of a non-cash asset for companies that are ultimately controlled by the same party or parties before and after the distribution. In this case CPSAA and FOSSAL have the same shareholders structure prior and after the spin-off.

Accordingly, no liability was recorded as there was no difference in the fair value of the net assets transferred to FOSSAL.

Closing Comments

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
Response: The Company notes the Staff's comment and has confirmed that all responsible persons have acted in accordance with applicable regulations.
________________
Please call me (212-455-3066) with any questions you may have regarding the above responses.

Sincerely,
/s/ Jaime Mercado
Jaime Mercado
cc:   Tracie Towner
Jeanne Baker
Manuel Ferreyros
Javier Durand
Claudia Bustamante